SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Secures Approval to Establish US National Bank São Paulo, January 29, 2026 - Nu (NYSE:NU), one of the largest digital financial services platforms in the world with 127mm customers, today announced that it has received conditional approval from the Office of the Comptroller of the Currency (OCC) of the United States for the formation of a de novo national bank, Nubank, N.A. The conditional approval represents a milestone in the company's long-term strategy to expand its operational footprint and product offerings in the United States. Once fully approved, the national bank charter will allow Nu to operate under a comprehensive federal framework, facilitating the launch of deposit accounts, credit cards, lending and digital asset custody. “This approval isn't just an expansion of our operation; it’s an opportunity to prove our thesis that a digital-first, customer-centric model is the future of financial services globally. While we remain fully focused on our core markets in Brazil, Mexico, and Colombia, this step allows us to build the next generation of banking in the United States," says David Vélez, founder and CEO of Nu Holdings. The US organization will be led by Nu's co-founder Cristina Junqueira, who has relocated to the US to spearhead the bank’s development and long-term growth. Roberto Campos Neto, former President of the Central Bank of Brazil, will serve as Chairman of the Board of Directors. "Receiving federal approval for a national bank charter is a significant step in our journey to becoming a solid, compliant, and competitive regulated institution in the US," said Junqueira, CEO of the emerging US business. "We look forward to delivering the transparent, efficient financial experiences already trusted by more than 127 million customers around the world to our future customers in the US.” Nu has now entered the bank organization phase, which involves satisfying specific OCC conditions alongside pending required approvals from the FDIC and the Federal Reserve. During this phase, the company will focus on fully capitalizing the institution within 12 months and opening the bank within 18 months, as required by regulators. Nu submitted its application to the OCC on September 30, 2025. This latest approval builds on Nu's history of adhering to rigorous regulatory standards across multiple jurisdictions. This commitment is reflected in its international operations: Nu’s subsidiary, Nu Mexico, received authorization to organize as a banking institution from the Comisión Nacional Bancaria y de Valores (CNBV) in April 2025 and awaits its final operational approval. In Brazil, Nu has operated as a fully regulated financial institution since 2016 and recently announced its intention to obtain a full banking license in 2026. Nu has been publicly traded on the New York Stock Exchange since 2021 under the ticker symbol NU. Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  January 29, 2026